Richard Taylor: Your questions on the stock option exchange program

Richard Taylor, Human Resources
August 24, 2009

Richard Taylor is vice president and director of Human Resources.

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If you have questions about the stock option exchange program you are not alone. The update that we published in Circuit News two weeks ago sparked lively conversations across Intel. The message we heard from you was loud and clear: you want to know more details about the exchange program.

You also may have wondered why no one has answered your questions in the comments blog. I’d like to explain why and also answer some of your most frequently asked questions.

Why no blog answers?

You won’t see many answers posted in employee blogs. This exchange program is governed by strict regulatory requirements laid out by the U.S. Securities and Exchange Commission (SEC). Included in these regulations is a mandate that neither Intel, its leaders, its managers or anyone considered an agent of the company is allowed to offer advice to employees about their exchange decisions. The exchange decisions you make need to be entirely yours. As a result, we want to be extremely careful and limited in where we post, what we say and when we say it.

A further compliance regulation is that we need to file every piece of employee communication about the program (yes, including this article) with the SEC. Once a document is filed it becomes public information, which means that anyone, including analysts and journalists, can run with it as they see fit and we don’t have any say as to how they may interpret the article.

This means you won’t see me, or other leaders, or any HR employees, blogging about the exchange program or responding to your questions posted in blogs because we are considered “agents” of the company and our responses may trigger a filing of the whole blog.

You are, of course, free to blog on the exchange as long as you observe the standard Planet Blue blogging guidelines.

Frequently asked questions

From reading Planet Blue recently, I’m seeing some recurrent questions. I hope the additional informational here is helpful to you.

• Will Intel provide a modeling tool to help us determine what decisions to make? Yes, you will have access to a tool where you can model various scenarios on each of your eligible grants and also submit your decisions – all in the same tool. The My Option Exchange tool will be available on Circuit when the exchange window opens.

• When will the exchange window open? The dates for the exchange window will be announced next month. You will have at least 20 trading days (days the NASDAQ stock market is open) to make your exchange decision.

• When will we know the exchange ratios? Preliminary exchange ratios will be available when the exchange window opens. However, we may need to change the ratios if the stock price changes significantly during the exchange window period. We would need to do this in order to keep the program cost neutral, which was our commitment to stockholders when they approved the program. Should they change, the final ratios would be published 7-10 trading days prior to the close of the window.

• Why is there a four year vesting schedule on the new options? The new options, granted if you exchange your eligible options, have the standard Intel stock option terms and conditions, including a four-year vesting schedule and seven years to expiration. This is one of the factors you will need to take into consideration when you model each of your eligible grants to determine whether or not to exchange them. The stock option exchange program is not designed to provide immediate compensation for underwater options. Rather it is designed to give employees an opportunity to benefit from potential stock growth over the long term and for the company to benefit from the retention, time and dedication of our most valuable resource--our employees.

• Can I participate if I’m on sabbatical during the exchange window? All eligible employees on sabbatical or any type of leave of absence when the exchange window starts are eligible to participate. Information on how to participate will be mailed to your home address on record, so please make sure it is current in the system and your sabbatical or leave is also posted. If you have access to the Intel network during your leave we encourage you to use the My Option Exchange tool on Circuit. If you don't have access to the Intel network while on leave, we have contracted with Computershare Limited (an outside vendor) to have them register your decision for you. Full details on how to do this will be provided in the mailings to your home. Regardless of the method you choose, the deadline for receipt of your decision will be the same for all participants and no exceptions can be made.

• Can I participate in the program if I’m in redeployment or part of a separation program? If you are still employed by Intel on the last date of the stock exchange window and have eligible options to exchange you may participate. However, if you exchange any of your eligible options and leave Intel before the new options start to vest in Q4 2010, your new options will lapse and therefore can not be exercised.

There are details we don’t yet have ready to share

The team on this program is still working through key details. Within the next 30 days we will release more information.

Stay tuned...

We’ll be keeping an eye on additional questions that you raise—in blogs, through feedback, via email, and so on—and either I or someone from my team will address common questions in future articles on Circuit. However, I will not be able to answer individual emails due to legal restrictions nor will we necessarily be able to answer all of the questions raised because some information may not be available at the time.

Thank you for reading this.

Important legal information

The employee stock option exchange program has not commenced. Intel will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it will contain important information. Intel stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.

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Related links

•	Circuit News: Stock option exchange info coming soon
•	Five-minute video: Intel's Stock Programs in Simple Terms. Bahasa Malay. English. Hebrew. Russian. Spanish
•	Your UBS account